CARTER LEDYARD & MILBURN LLP
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072
                                   -----------

                               TEL: (212) 238-8605
                               FAX: (212) 732-3232




                                                     January 20, 2005

VIA EDGAR
---------

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

                      Re: Attunity Ltd
                          Amendment No. 1 to Form F-3
                          filed November 22, 2004
                          File No. 333-119157
                          ---------------------------

Dear Ms. Jacobs:

     On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated December 22, 2004 (the "Comment Letter"), with respect to Amendment No. 1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on November 22, 2004 (the "Registration Statement").

     Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the second pre-effective amendment to the Registration Statement amending the Registration Statement's disclosure as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

     Legal Comments
     --------------

     Risk Factors, page 5

     1. Update your risk factor disclosure, including for example "We have a history of operating losses. . ." to include results from the period ended September 30, 2004.

     The risk factor has been revised to reflect the Company's results for the period ended September 30, 2004.

     2. Prior comment 2. We note you identify Mr. Gary L. Furham as "principally responsible" for voting and dispositive powers with respect to the shares held by GF Capital Management and Advisors (emphasis added). Similarly, you identify Austin W. Marxe and David M. Greenhouse as "principally responsible" for the selection, acquisition and disposition of the portfolio securities by each investment advisor on behalf of its fund (emphasis added). This disclosure is ambiguous in that it is not clear whether these individuals share voting and/or dispositive powers with other individuals. Please advise and revise your disclosure to clarify.

     We have clarified the disclosure with respect to voting and dispositive powers.

     3. Prior comment 3. We note your disclosure that the convertible promissory notes issued on March 22, 2004, bear interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into your ordinary shares. Please advise as to whether the investors maintain discretion in electing whether to convert their interest payments into shares. We may have further comments based upon your response.

     The investors do not have discretion in electing whether to convert their interest payments into shares. However, as reflected in the revised second paragraph of subsection (iii) of the section captioned "Selling Shareholders" on page 18 of the Prospectus, in certain events of default by the Company, the holders would be entitled to convert the principal amount of the notes then outstanding and all unpaid and accrued interest into the Company's ordinary shares.

     4. Prior comment 4. We note your response that GF Capital Management Advisors, LLC has informed the Company that it is an affiliate of a registered broker-dealer and that it acquired its ordinary shares, and its securities exercisable or convertible into ordinary shares, that are being registered under the Registration Statement, in the ordinary course of business and that at the time it purchased such shares and securities it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares or securities. Please include this representation in your disclosure.

     The representation has been included in footnote 4 to the table beginning on page 20 of the Prospectus.

     Exhibits
     --------

     5. Please advise as to what consideration you gave to filing as exhibits your outsourcing agreement with One Software Technologies, your agreement with Business Objects to deliver real-time business intelligence and your agreement with Microsoft to support real-time data integration and business intelligence to Item 601(b)(10) of Regulation S-K, as referred to in Item 9 of Form F-3. We may have further comments, based upon your response.

     We and our client have reviewed each of these agreements to determine whether such agreements should be categorized as material agreements that must be filed pursuant to Item 601(b)(10) of Regulation S-K. In each instance it is the view of the Company's management that the contract is not material to the Company. The outsourcing agreement with One Software Technologies, while shifting responsibility for employing the manpower required to provide certain maintenance and consulting services functions, will neither result in a decrease in the reported maintenance and consulting revenues of the Company nor will it materially reduce the Company's operating margin for this activity. The agreements with Business Objects and Microsoft are marketing agreements that were entered into by the Company in the ordinary course of its business and the Company is not substantially dependent on either agreement.

     Accounting Comments
     -------------------

     6. We note your response to prior comment number 12 from our letter dated October 21, 2004. To help us understand your accounting for costs incurred in connection with your BPI product, tell us the following:

          o    When initial development activities were started:

     The initial development activities of BPI started in the first quarter of 2000.

          o When technological feasibility was first established and you began capitalizing development costs;

     Technological feasibility was first established in the end of the second quarter of 2000 and the Company began capitalizing development costs in the third quarter of 2000.

          o The amount of costs incurred, by quarter, from the beginning of initial development activities through the time the software costs were written off in the fourth quarter of 2003;


                                 Year Ended December 31,
                    --------------------------------------------------------
Quarter               2000            2001            2002            2003
-------               ----            ----            ----            ----
Q1............      $ 35,231        $182,319        $ 98,952         $42,274
Q2............       105,693         181,355          97,054          31,112
Q3............       181,952         177,679          97,917            -
Q4............       213,849         131,284         107,245            -
                     -------         -------         -------            -
Total.........      $536,725        $672,637        $401,168         $73,386
                    ========        ========        ========         =======

          o    The nature and specific purpose of development costs incurred, by
               quarter,   before  and  after   technological   feasibility   was
               established;

     Development costs incurred before technological feasibility was established included mainly salaries and the related costs of the research and development employees working on definition of product requirements, planning and design of the product.

     Development costs incurred after technological feasibility was established included mainly salaries and the related costs of the research and development employees working on the development of BPI, overhead expenses, such as allocated facility costs, and depreciation expenses of the equipment used in the development of BPI. The nature of the development costs writing code, quality assurance and documentation for the product.

          o The date the product was initially expected to be available for general release to customers,

     BPI was initially expected to be available for general release to customers at the end of 2002.

          o The reasons why the software was not available for general release as of the date you decided to write the software off.

     Although the BPI product was initially expected to be available for general release to customers at the end of 2002, delays in product development, partly due to the restructuring at the end of 2001, which resulted in a decrease in the development efforts of the BPI product has subsequently resulted in a delay in introducing the product to the market. Development efforts were completed by the end of the second quarter of 2003. Subsequent sales efforts were not successful, and in the second half of 2003, it was concluded that the BPI product had no realizable value, due to expectations that there would be no revenues from the BPI product in the forthcoming years.

     Comment No. 7
     -------------

     7. We note that the amount of software development costs you capitalized was virtually the same for the years ended December 31, 2003 and 2002, as well as for the nine month periods ended September 30, 2003 and 2004. Supplementally, explain to us why this is the case. As part of your response, tell us how the amounts capitalized were determined. Additionally, describe the nature and specific purpose of the costs capitalized during each period.

     The majority of the capitalized development software costs were derived from salaries and the related expenses. Salary expenses capitalized as software costs (which represent the majority of the costs capitalized) are determined based on actual hours invested in developing the product as reported daily by each employee of the research and development department. The employee report includes the product under development, the nature of the work performed and the time spent. The nature of the capitalized software costs is writing code, quality assurance and documentation for the product.

     The number of research and development personal engaged in the development of products that have reached technological feasibility has not changed materially during the years 2002 through 2004, but the amount of work invested has fluctuated over the quarters (see the table below). The table below reflects the amounts capitalized per quarter:

                                  Year Ended December 31,
                        --------------------------------------------
Quarter                    2002              2003               2004
-------                    ----              ----               ----
Q1..........               $371              $375               $403
Q2............              388               406                419
Q3.........                 302               424                382
Q4..........                533               388                  -
                            ---               ---
Total......              $1,594            $1,593             $1,204
                         ======            ======             ======


     Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                               Steven J. Glusband



SJG:tco
Enclosures

cc:      Ofer Segev, Chief Financial Officer, Attunity Ltd